Offering Statement for BumBee Designs Incorporated

This document is generated by a website that is operated by Netcapital Systems, LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   BumBee Designs Incorporated

   1250 Borregas Avenue

#131
Sunnyvale, CA 94089

Eligibility

2. **The following are true for BumBee Designs Incorporated:**

    ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

    ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

    No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

    Name
    Valerie Canova

    Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
    Valerie Canova serves as the current CFO & Secretary of BumBee Designs Incorporated, since June 4th 2018, a Design Company located in the Heart of the Silicon Valley. Valerie has served in this role since the founding of BumBee Designs Incorporated. Valerie has worked in the Child Nutrition Department of a prestigious Silicon Valley K-12 School District during the last 15 years managing food service at one of the districts elementary schools in the Silicon Valley. Valerie is married to the principle and founder of BumBee Designs Incorporated James D. Canova. The Canova Family resides in the Silicon Valley of California.

    Name
    James Canova

    Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The principle and founder of BumBee Designs Incorporated, since June 4th 2018, a Design Companylocated in the Heart of the Silicon Valley. BumBeeDesigns Incorporated is dedicated to Fun, Flexible and Fresh Designs. As a Premier Auto Detailing Specialist in the Silicon Valley and Greater Bay Area [Canova Brothers Auto Detailing - James Douglas Canova] 'The BumBee Seat' represents over 25 Years of Design Research. Born in the Silicon Valley 'The BumBee Seat' is a fast, fun, flexible design for work or play. Inspired by the beautiful and seemingly effortless efficiency of the honeybee 'The BumBee Seat' is a CrossOver Product Designed to delight you as you create and recreate. In addition to operating both Canova Brothers [since 1990] & BumBee Designs Incorporated, James D. Canova has also served on two local Boards of Education in the Silicon Valley [since 1992].

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

James Canova

Securities:	575,000
Class:	Common Stock
Voting Power:	50.0%

Valerie Canova

Securities:	575,000
Class:	Common Stock
Voting Power:	50.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

BumBee Designs Incorporated was founded to bring 'The BumBee Seat' successfully to the marketplace. Located in the Silicon Valley, BumBee Designs Incorporated is a California C Corporation. 'The BumBee Seat' is an adjustable rolling seat design with side utility trays to hold your tools, products, food or beverage of choice. The seat can be positioned in the up position for average seat height work and can also be folded flat for not only low level work but also easy transport and storage. We successfully developed a version of the 'The BumBee Seat' at home in Silicon Valley and offered it through a Kickstarter campaign. As a result of our successful campaign http://kck.st/2EJ29wh we shipped BumBee Seats [made in the Silicon Valley] throughout the United States and also to the United Kingdom, Canada, Australia and the Philippines. This experience allowed us to acquire two utility patents which were contributed to the Company by the founders in June 2018 to begin the Company. We have developed a business plan and have assembled what we believe to be an impressive team including our manufacturing partner Acorn Product Development and our marketing/sales partner Script to Screen to bring our crossover design 'The BumBee Seat' to the marketplace. We are seeking $575,000 to execute our business plan. We believe we can secure 2.5% to 10% of the marketplace if we receive this funding in a timely manner.

For additional information, please see attached *businessplan.pdf*

BumBee Designs Incorporated currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in BumBee Designs Incorporated speculative or risky:**
   1. If BumBee Designs Incorporated is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company will require substantial future capital in order to continue to conduct research and development as well as marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, or establish sales and marketing capabilities.
   2. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.
   3. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work with manufactured product. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because the Company is focused on product development, the Company has not generated significant product revenues to date.
   4. The process of developing the Company's products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
   5. New competitors could enter the market and could therefore prevent the company from growing as anticipated. This can result in significantly reduced revenues and larger operating losses.

6. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

7. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

8. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

9. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

10. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

11. These documents have not been reviewed or approved by the government. No government agency or authority has reviewed or approved this offering or any of the documents provided to you relating to our crowd funding efforts, including these Risk Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the securities.

12. If we are unable to protect our proprietary technology it would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our product, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have received two utility patents in the United States. we cannot predict whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

13. We may need to commence proceedings against others to enforce our patents or trademarks, to protect our trade secrets or know-how, or to determine the enforceability, scope and validity of

the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products or from using product names that are the same or similar to our product names, and our business may be harmed as a result.

14. As a non-reporting company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

15. We may be incorrect in our conclusion that the BumBee Seat is a crossover product that disrupts the marketplace by creating a new novel product category that we refer to a Recreational Utility Seating. We may also be incorrect with our assumption that a comprehensive DRTV campaign will generates sales of our product.

16. We rely on one manufacturing partner, Acorn product Development, to create an improved version of our BumBee Seat. There are no guarantees that Acorn will be successful in creating a product with a landed cost of less than $50 per unit that we can sell at a price point that pays for all of our marketing and operating expenses. Our anticipated retail price point of $199.99 may not be realistic.

17. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

18. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

19. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

20. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

21. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

23. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

24. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the

Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

25. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

26. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

27. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

BumBee Designs Incorporated ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $575,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

    BumBee Designs Incorporated will need to manufacture, market, sell and distribute 'The BumBee Seat'. In order to achieve these goals, BumBee Designs Incorporated hopes to raise capital through a seed round of $575,000 in exchange for the sale of Common Stock. Once fully funded, we expect that job one is to have Acorn Product Development to improve and optimize the BumBee Seat in terms of size, weight, ease of use, manufacturing and shipping with a special focus on Amazon Prime. We expect that job two will be to have Script to Screen begin developing their comprehensive DRTV

Campaign. 'The BumBee Seat' is a patented [United States Utility Patents 7,237,781 and 8,596,651], novel and award winning https://3d-innovations.com/blog/product-design-the-bumbee-seat/ design with proven manufacturing and successful test marketing via Kickstarter http://kck.st/2EJ29wh exceeding goals with highly favorable reviews. We believe 'The BumBee Seat' is well positioned for rapid growth with our design and manufacturing partner Acorn Product Development http://www.acornpd.com and our marketing and sales partner Script to Screen https://www.scripttoscreen.com/campaigns/#greatest-hits We believe that our investors will realize the full potential that a well designed DRTV campaign will achieve through Amazon Prime, social media and through targeted vendors delivering a high-quality novel and patented design to the marketplace.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$28,175
CFO starting salary	$0	$50,000
Working Capital	$0	$0
Script to Screen marketing/sales	$0	$230,000
Acorn Product Development design/manufacturing	$5,000	$230,000
Office Location, Insurance & Overhead	$4,510	$36,825
Total Use of Proceeds	**$10,000**	**$575,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and BumBee Designs Incorporated must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law,

father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	3,000,000	1,136,218	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to ask related parties to lend us money. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to minority owners. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has BumBee Designs Incorporated conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

BumBee Designs Incorporated is a new company seeking seed capital to launch our flagship product 'The BumBee Seat' into the marketplace. BumBee Designs Incorporated will need to manufacture, market, sell and distribute 'The BumBee Seat'. We have identified over $612 million in annual sales in the garden, garage, office & recreational seat categories in both Amazon Prime & Big Box Retail. That represents approximately 2.6 million unit sales per year. Our marketing research of Amazon has identified over 945,000 unit sales per year in the garage, garden, office & recreational seat categories. Sources for these Amazon sales figures are www.junglescout.com and www.amzscout.net, which are known as Amazon Marketing tools websites. We expect the various seats that 'The BumBee Seat' to be directly competing with are selling in a range of 3,000 to 5,000 units per month on Amazon. We are seeking $575,000 to execute our business plan. We believe that with this financing we can secure 2.5% to 10% of the garden, garage, office & recreational seat market, potentially generating in excess of $15 million in annual sales. We currently have no revenues, but we anticipate revenues may be generated within the first 6 months after fully funding and executing this business plan. Our fixed overhead costs (without CEO salary) are approximately $3,100 per month. With CEO Salary they are approximately $7,300 per month. The Company holds two utility patents issued by the United States Patent and Trademark Office in relation to the BumBee seat. Patent 7,237,781, mechanics chair with side tray, and patent 8,596,651, height adjustable work seat. All rights, titles, and interests in the patents were transferred into the Company in June 2018 from the founders, James Canova and Valerie Canova, in exchange for 575,000 shares each of the Company's common stock. The value of the patents is based on historical cost.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

BumBee Designs Incorporated answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: I'm James Douglas Canova and I have a business, an auto detailing business. I've been doing it professionally since the early 90's and its been kind of a front row seat to creativity thats been exciting to be a part of. What I realized quickly after I started the business is that the physical demands of the job and that low-level work, there really wasn't anything in the marketplace that properly addressed it. There were mechanic style seats that were already in the marketplace, basically rolling seats with a normal seat height that you would imagine. Knee pads are grueling as well. Actually, when you get on your knees to work and you typically tilt backward and bend backwards to get to that really low level it's really bad for your knee, particularly to the patella and it can cause osteoarthritis in the knee over time. So I went out into my work shed and I started hammering away and banging and hacksawing and into the thunder lightning storm with my wife yelling like in a movie: "come back in the house, it's dangerous!" I came out of that shed with my first product mule of what my concept was. So basically it was a seat bolted low to a low frame with side trays. So I started to use that in the business and I started to proceed with that particular idea just in my day-to-day work. It's now adjustable, so it can now work from a normal height and it can be folded flat for the low-level work. So we did our Kickstarter campaign, we raised more than our goal, we shipped out beautiful high-quality units. We have a BumBee owner in the U.K. outside of London, he uses his BumBee seat for video gaming. We have another BumBee owner in Australia and he loves his outside by the barbeque. We also shipped to the Philipines, and of course all over the United States. By adding custom colors, customization, different choices of wheel size, we have actually become a crossover product. So we actually have BumBee Owners who use it in the garden. We have BumBee owners who use it in their photoshop and their art studio. We have BumBee owners who use it for dog grooming. The customization definitely put it over the top. People love that factor. Where we are at now is, I've taken this as far as I can take it. Now I need a really awesome team to take it to the next level. Hi, my name is Bill Lev, I'm the director of business development for Acorn Product Development. Acron is a twenty-five year old product development and design firm. We're based in the Silicon Valley and have offices here, Boston, Atlanta, and in Dongwan China. We've worked on over 500 products over the history of the company in a wide range of end markets. One of the interesting portions of working here at Acorn is the opportunity to be engaged with inventors and people developing products and getting to see things before they actually wind up on the market. When James came in, opened up a box, put one of the BumBee seats on the table, and explained that he had a successful Kickstarter, he had filed and was granted patents, its really rare that I see it and get excited and say wait a minute, I could use one of these. And from that point on, as they say, the rest is history. We are very excited to get started and transition this product into manufacturing and get it ready so that it can be promoted, it can be marketed and we can start shipping them to people. To have Acorn Product Development on our team is just a huge thing. Along with that, another huge success for us is we are going to need a powerful sales marketing DRTV campaign and so we've actually go Script to Screen which is a very successful company, almost forty years of history, they do a lot of the major infomercials that we see on a regular basis. We also look for products that solve a problem. We really feel like we are in the problem solution business here at Script to Screen. We think the market potential is huge for this, largely because of how many categories the product fits into. It provides so much utility to so many different things that we can just show how that it can be used in so many different ways. So certainly it is something that is going to be in the tens of millions of dollars is very realistic, if not much more than that. This is an exciting time, we've really put together and impressive team and so I'd just really encourage you to take a look at our business plan which is part of this offering page, you can also take a look at our pitch deck, its impressive. This is something that I'm very excited to engage in and get going on. I've got a lot of passion for this and hey, I'm primed for this, we are going to do this, we are going to get it done, and I can't wait to get started.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: http://www.bumbeeseat.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.